SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           PSYCHIATRIC SOLUTIONS, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    693451106
                                 (Cusip Number)

                                JOSEPH P. DONLAN
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                            New York, New York 10005
                                 (212) 493-7882
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1        NAME OF REPORTING PERSON:  The 1818 Mezzanine Fund II, L.P.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

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                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   187,599*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  187,599*

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  187,599*

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.58%*

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14       TYPE OF REPORTING PERSON:  PN

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         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Brown Brothers Harriman & Co.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   New York

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                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   187,599*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  187,599*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  187,599*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.58%*

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14       TYPE OF REPORTING PERSON:  PN

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         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  T. Michael Long

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   187,599*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  187,599*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  187,599*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.58%*

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14       TYPE OF REPORTING PERSON:  IN

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         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Lawrence C. Tucker

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   187,599*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  187,599*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  187,599*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.58%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Robert R. Gould

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   187,599*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  187,599*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  187,599*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.58%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Joseph P. Donlan

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

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                                7       SOLE VOTING POWER:   3,133*
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   187,599*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   3,133*
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  187,599*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  190,732*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.61%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

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         * See Item 5 herein.

         This Amendment No. 4 ("Amendment No. 4") to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of Psychiatric Solutions, Inc. (f/k/a PMR Corporation), a Delaware corporation ("PSI" or the "Company"). This Amendment No. 4 is being filed on behalf of the Reporting Persons, as defined in the Schedule 13D filed by the Reporting Persons on August 15, 2002 (the "Original 13D"), and further amends and supplements Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Original 13D filed by the Reporting Persons on April 3, 2003, May 20, 2003 and June 23, 2003, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in each of the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by the addition of the following:

         As described more fully in Item 5 below, the Fund sold an aggregate of 372,039 shares of Common Stock as a selling stockholder in an underwritten public offering on December 24, 2003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a)-(c). On December 24, 2003, the Fund sold an aggregate of 372,039 shares of Common Stock as a selling stockholder in an underwritten public offering. The shares were sold at $16.00 per share less underwriting discounts and commissions of $0.88 per share, resulting in net proceeds of $15.12 per share or an aggregate of $5,625,229.68. By virtue of this sale, the Voting Agreement described in Item 6 of Amendment No. 1 terminated pursuant to its terms. Accordingly, as of December 24, 2003, assuming the conversion of the shares of Series A Preferred Stock purchased by the Fund at the First Funding and Second Funding into shares of Common Stock as of such date, the Fund may be deemed to beneficially own 187,599 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents 1.58% of the outstanding shares of Common Stock.

         By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 187,599 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 1.58% of the outstanding shares of Common Stock.

         By virtue of designating Long, Tucker, Gould and Donlan, or any of them, as the sole and exclusive persons at BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, Long, Tucker, Gould and Donlan may be deemed to beneficially own 187,599 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 1.58% of the outstanding shares of Common Stock.

         Donlan, by virtue of the foregoing and his beneficial ownership of options to purchase an additional 3,133 shares of Common Stock, may be deemed to beneficially own an aggregate of 190,732 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 1.61% of the outstanding shares of Common Stock.

         As set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock described in Item 6 of Amendment No. 1, the shares of Series A Preferred Stock acquired by the Fund at the First Funding and the Second Funding are convertible into shares of Common Stock and have accrued dividends, which accrued dividends are payable to the Fund in additional shares of Common Stock of the Company upon the Fund's conversion of its shares of Series A Preferred Stock into shares of Common Stock. Accordingly, if the Fund converted its shares of Series A Preferred Stock into shares of Common Stock as of December 24, 2003, the Fund would be deemed to beneficially own 187,599 shares of Common Stock.

         Except as set forth herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I to the Original 13D, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) Paragraph (d) of Item 5 of this Statement is not applicable to this filing.

         (e) As of December 24, 2003, the Reporting Persons no longer beneficially own more than 5% of the Common Stock of the Company.

         All ownership percentages set forth herein assume that the Company has 11,661,601 shares of Common Stock outstanding as of December 24, 2003, as disclosed by the Company in its prospectus, dated December 18, 2003, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on December 19, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following:

         Pursuant to an Underwriting Agreement (the "Underwriting Agreement"), dated as of December 18, 2003 by and among the Company, certain stockholders of the Company and Lehman Brothers Inc., as representative of the several underwriters named therein (collectively, the "Underwriters"), the Company and certain stockholders of the Company, including the Fund, agreed to sell to the Underwriters in an underwritten public offering an aggregate of up to 6,900,000 shares of Common Stock. The Fund, as a selling stockholder, sold 372,039 shares of Common Stock. The sale of the Common Stock to the Underwriters closed on December 24, 2003. By virtue of this sale, the Voting Agreement described in
Item 6 of Amendment No. 1 terminated pursuant to its terms.

         The foregoing reference to the Underwriting Agreement is qualified in its entirety by reference to Exhibit 2, which is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT              DESCRIPTION

Exhibit 1 Joint Filing Agreement, dated December 24, 2003, among the Reporting Persons.

Exhibit 2 Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form S-2 (File No. 333-110206)).

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2003

                                   THE 1818 MEZZANINE FUND II, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long


                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker


                                   /s/ Robert R. Gould
                                   --------------------------------------------
                                   Robert R. Gould


                                   /s/ Joseph P. Donlan
                                   --------------------------------------------
                                   Joseph P. Donlan

                                  EXHIBIT INDEX


EXHIBIT              DESCRIPTION

Exhibit 1 Joint Filing Agreement, dated December 24, 2003, among the Reporting Persons.

Exhibit 2 Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form S-2 (File No. 333-110206)).